Exhibit 99.1

FOR IMMEDIATE RELEASE

Melco Crown Entertainment Announces Earnings Release Date

MACAU, May 2, 2012 - Melco Crown Entertainment Limited (SEHK: 6883) (Nasdaq: MPEL), a developer and owner of casino gaming and entertainment resort facilities focused on the Macau market, today announces that it will file its first quarter results for 2012 on Form 6-K with the U.S. Securities and Exchange Commission on May 9, 2012, to be followed by a conference call on the same day at 8:30 a.m. Eastern Time (or 8:30 p.m. Hong Kong Time).

To join the conference call, please use the dial-in details below:

US Toll Free	1 866 519 4004
US Toll / International	1 718 354 1231
HK Toll	852 2475 0994
HK Toll Free	800 930 346
UK Toll Free	080 823 46646
Australia Toll Free	1 800 457 076

Passcode	MPEL

An audio webcast will also be available at http://www.melco-crown.com.

To access the replay, please use the dial-in details below:

US Toll Free	1 866 214 5335
US Toll / International	1 718 354 1232
HK Toll Free	800 901 596

Passcode	77194321

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, and (v) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Melco Crown Entertainment Limited

Melco Crown Entertainment, with its shares listed on the Main Board of The Stock Exchange of Hong Kong Limited (SEHK:6883) and its American depositary shares listed on the NASDAQ Global Select Market (Nasdaq:MPEL), is a developer, owner and through a Macau subsidiary which holds a gaming sub-concession, an operator of casino gaming and entertainment casino resort facilities focused on the Macau market. Melco Crown Entertainment currently operates Altira Macau (www.altiramacau.com) (formerly Crown Macau), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Melco Crown Entertainment’s business also includes the Mocha Clubs (www.mochaclubs.com), which feature a total of approximately 2,100 gaming machines in ten locations and comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company is also developing the planned Studio City Project, a large integrated entertainment, retail and gaming resort in Cotai, Macau. For more information about Melco Crown Entertainment, please visit www.melco-crown.com.

Melco Crown Entertainment has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, an Executive Director and the CEO of Melco Crown Entertainment. Crown is a top-50 company listed on the Australian Securities Exchange and led by Executive Chairman Mr. James Packer, who is also Co-Chairman and a Non-Executive Director of Melco Crown Entertainment.

Investment Community, please contact

Ross Dunwoody

Vice President, Investor Relations

Tel: +853 8868 7575 / +852 2598 3689

Email: rossdunwoody@melco-crown.com

For media enquiry, please contact

Maggie Ma

Head of Corporate Communications

Tel: +853 8868 3767 / +852 3151 3767

Email: maggiema@melco-crown.com